Exhibit 8.1

SUBSIDIARIES OF Gorilla Technology Group Inc.

Name of Subsidiary	Jurisdiction of Organization
Gorilla Science & Technology Holding, Inc. (1)	British Virgin Islands
Telmedia Technology Limited (1)	Hong Kong
ISSCore Technology, Inc. (1)	California (USA)
Gorilla Technology Inc. (2)	Taiwan
NSGUARD Technology Inc. (2)	Taiwan
Gorilla Technology (India) Private Limited (2)	India
Global SPAC Partners Co. (1)	Cayman Islands
Gorilla Technology UK Limited (1)	United Kingdom
Gorilla Technology Egypt LLC (3)	Egypt
Gorilla Distribution Partners Limited (4)	United Kingdom
Gorilla Distribution Egypt (5)	Egypt

(1)	A wholly owned subsidiary of Gorilla Technology Group Inc.

(2)	A wholly owned subsidiary of Gorilla Technology UK Limited.

(3)	A subsidiary of Gorilla Technology Group Inc. (99.9%) and Gorilla Technology UK Limited (0.1%).

(4)	A majority owned subsidiary of GORILLA TECHNOLOGY UK LIMITED (55%).

(5)	A subsidiary of Gorilla Technology UK Limited (99.9%) and Gorilla Technology Egypt LLC. (0.1%).